

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 14, 2022

Jason Lublin
Chief Financial Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

   Re: Endeavor Group Holdings, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed March 16, 2022
     File No. 001-40373

Dear Jason Lublin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services